                                                  ------------------------------
                                                           OMB  APPROVAL
                                                  ------------------------------
                                                  OMB  Number 3235-0145
                                                  Expires: October 31, 2002
                                                  Estimated  average  burden
                                                  hours  per  response 14.9
                                                  ------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. 1)


                          SENIOR CARE INDUSTRIES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                         Common Stock, par value $0.001
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   81721N 20 6
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  Richard Mata
                                General  Counsel
                          Senior Care Industries, Inc.
                             410 Broadway, 2nd Floor
                             Laguna Beach, CA 92651
                                 (949) 376-3125
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 25, 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


      Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b)
                for other parties to whom copies are to be sent.

                         (Continued on following pages)
                               (Page 1 of 4 Pages)


(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP  No.  81721N 20 6                13D                   Page  2 of 5 Pages

--------------------------------------------------------------------------------
1    NAME  OF  REPORTING  PERSONS
     I.R.S.  IDENTIFICATION  NOS.  OF  ABOVE  PERSONS  (ENTITIES  ONLY)

Aliso Circle Irrevocable Inter Vivos Trust dated May 5, 1998
33-0831487
Mervyn A. Phelan, Jr., Trustee
###-##-####
-------------------------------------------------------------------------------
2    CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]
--------------------------------------------------------------------------------
3    SEC  USE  ONLY

--------------------------------------------------------------------------------
4    SOURCE  OF  FUNDS*

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America, State of California
--------------------------------------------------------------------------------
7    SOLE VOTING POWER

     8,000,000
--------------------------------------------------------------------------------
8    SHARED VOTING POWER

     0
--------------------------------------------------------------------------------
9    SOLE DISPOSITIVE POWER

     8,000,000
--------------------------------------------------------------------------------
10   SHARED DISPOSITIVE POWER

     0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     8,000,000
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [-]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     29.69%
--------------------------------------------------------------------------------
14   TYPE  OF  REPORTING  PERSON*

     OO
------------------------------------------------------------------------------
                     *SEE  INSTRUCTIONS  BEFORE  FILLING  OUT!

CUSIP  No.  81721N 20 6                13D                   Page  3 of 5 Pages
--------------------------------------------------------------------------------
Item  1.  Security  and  Issuer.

Common Stock, par value $0.001, of Senior Care Industries, Inc., a
Nevada corporation, 410 Broadway, 2nd Floor, Laguna Beach, CA 92651.
--------------------------------------------------------------------------------
Item  2.  Identity  and  Background.

On March 25, 2002, the reporting entity, Aliso Circle Irrevocable Inter Vivos Trust dated May 5, 1998, transferred 8,000,000 shares in the issuer, Senior Care Industries, Inc. to the following named entities and in the following number of shares to each entity:

    1(a)  Name:    Hollinsworth Land Company            2,000,000 shares

     (b)  Business Address: 711 S. Carson Street, Suite 4
                            Carson City, NV 89701

     (c)  Principal Occupation: N/A

     (d) During the last five years, Hollinsworth Land Company has not been convicted in a criminal proceeding.

     (e) During the last 5 years, Hollinsworth Land Company has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such law.

     (f)  Citizenship:  United  States of America, State of Nevada

    2(a)  Name:    Hudson Investors, Inc.           2,000,000 shares

     (b)  Business Address: 3809 S. W. Temple, Suite D-1
                            Salt Lake City, UT 84115

     (c)  Principal Occupation: N/A

     (d) During the last five years, Hudson Investors, Inc. has not been convicted in a criminal proceeding.

     (e) During the last 5 years, Hudson Investors, Inc. has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such law.

     (f)  Citizenship:  United  States of America, State of Utah

    3(a)  Name:    Eiger Investments, Inc.            2,000,000 shares

     (b)  Business Address: 3305 W. Spring Mountain Road, Suite 60
                            Las Vegas, NV 89102

     (c)  Principal Occupation: N/A

     (d) During the last five years, Eiger Investments, Inc. has not been convicted in a criminal proceeding.

     (e) During the last 5 years, Eiger Investments, Inc. has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such law.

     (f)  Citizenship:  United  States of America, State of Nevada

CUSIP  No.  81721N 20 6                13D                   Page 4 of 5 Pages
--------------------------------------------------------------------------------


    4(a)  Name:    State Financial, Inc.                 2,000,000 shares

     (b)  Business Address: 1560-1 Newbury Road, Suite 286
                            Newbury Park, CA 91320

     (c)  Principal Occupation: N/A

     (d) During the last five years, State Financial, Inc. has not been convicted in a criminal proceeding.

     (e) During the last 5 years, State Financial Inc. has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such law.

     (f)  Citizenship:  United  States of America, State of California

--------------------------------------------------------------------------------
Item  3.  Source and Amount of Funds or Other Consideration.

These securities were transferred pursuant to a loan and pledge agreement between Aliso Circle and Hollinsworth Land Company whereby Aliso Circle pledged its interest in the shares which it owned in the issuer as collateral for an equity credit line to an affiliate. In lieu of payment of the equity credit line thus advanced, Aliso Circle transferred its shares in the issuer to the entities set forth in Item 2 above who were partners in a loan syndication with Hollinsworth.

--------------------------------------------------------------------------------
Item  4.  Purpose of Transaction.

See above. No additional acquisitions or dispositions of shares are currently contemplated.
--------------------------------------------------------------------------------
Item  5.  Interest in Securities of the Issuer.

Of the 24,092,793 shares of Senior Care Industries, Inc. common stock issued and outstanding, the entities receiving these shares will have the following sole dispositive and voting power:

Name                         Number of Shares               Percentage Interest
-------------------------------------------------------------------------------
Hollinsworth Land Company    2,000,000 shares               8.3%

Hudson Investors, Inc.       2,000,000 shares               8.3%

Eiger Investments            2,000,000 shares               8.3%

State Financial, Inc.        2,000,000 shares               8.3%

--------------------------------------------------------------------------------
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
None.
--------------------------------------------------------------------------------
Item  7.  Material to be Filed as Exhibits.

None.
--------------------------------------------------------------------------------

CUSIP  No.  81721N 20 6                13D                   Page 5 of 5 Pages
------------------------------------------------------------------------------

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                    March 26, 2002
                                        ----------------------------------------
                                                         (Date)


                                               /s/ Mervyn A. Phelan, Jr.
                                        ----------------------------------------
                                                       (Signature)


                                                Trustee of the Aliso Circle
                                         Irrevocable Inter Vivos Trust dated
                                         May 5, 1998
                                        ----------------------------------------
                                                       (Name/Title)



Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).